

New York Stock Exchange
11 Wall Street
New York, NY  10005

June 17, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock $0.01 par value per share of First Trust High Yield Opportunities 2027 Term Fund under the Exchange Act of 1934.

Sincerely,